                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                           NEXTEL COMMUNICATIONS, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   65332V 10 3
                                 (CUSIP Number)

                                 Joseph L. Cole
                   Executive Vice President & General Counsel
                            Ampersand Holdings, Inc.
                           1301 Santa Barbara Street
                            Santa Barbara, CA 93101
                                  805/963-7301
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wendy P. McCaw

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               a [ ]
               b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
               OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

                            7.      SOLE VOTING POWER
                                    9,892,659
          SHARES
       BENEFICIALLY         8.      SHARED VOTING POWER
         OWNED BY                   4,917,278
        REPORTING
          PERSON            9.      SOLE DISPOSITIVE POWER
           WITH                     9,892,659

                            10.     SHARED DISPOSITIVE POWER
                                    4,917,278


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               14,809,937

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.4%

14.     TYPE OF REPORTING PERSON*

               IN


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Ampersand Telecom Trust

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               a [ ]
               b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

               OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               California

                            7.      SOLE VOTING POWER

          SHARES            8.      SHARED VOTING POWER
       BENEFICIALLY                 4,917,278
         OWNED BY
        REPORTING           9.      SOLE DISPOSITIVE POWER
          PERSON
           WITH             10.     SHARED DISPOSITIVE POWER
                                    4,917,278

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               4,917,278

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.8%

14.     TYPE OF REPORTING PERSON*

               OO


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ampersand Telecom, LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               a [ ]
               b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
               OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

                            7.      SOLE VOTING POWER

          SHARES            8.      SHARED VOTING POWER
       BENEFICIALLY                 4,917,278
         OWNED BY
        REPORTING           9.      SOLE DISPOSITIVE POWER
          PERSON
           WITH             10.     SHARED DISPOSITIVE POWER
                                    4,917,278

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,917,278

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.8%

14.     TYPE OF REPORTING PERSON*

               OO


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Gregory J. Parker

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               a [ ]
               b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

               OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                            7.      SOLE VOTING POWER
          SHARES
       BENEFICIALLY         8.      SHARED VOTING POWER
         OWNED BY
        REPORTING           9.      SOLE DISPOSITIVE POWER
          PERSON
           WITH             10.     SHARED DISPOSITIVE POWER

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

14.     TYPE OF REPORTING PERSON*

               IN


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

        This statement amends and supplements the information set forth in the
Schedule 13D filed by Wendy P. McCaw with the Securities and Exchange Commission on October 20, 1997, as amended and supplemented by Amendment No. 1 to the
Schedule 13D filed on November 6, 1997 (the "Schedule 13D"), and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is hereby amended and supplemented as set forth below:

        (a) - (c) and (f). Wendy P. McCaw is a United States citizen. Mrs. McCaw's business address is c/o Ampersand Holdings, Inc., 1301 Santa Barbara Street, Santa Barbara, California 93101, Attention: Gregory J. Parker. Mrs. McCaw is a private investor.

        The Ampersand Telecom Trust is a trust created under the laws of California and its principal business address is 1301 Santa Barbara Street, Santa Barbara, California 93101. Wendy P. McCaw, as settlor, formed The Ampersand Telecom Trust on May 12, 1998. Mrs. McCaw is the sole beneficiary of The Ampersand Telecom Trust. The Ampersand Telecom Trust is revocable at the will of Mrs. McCaw. The trustee of The Ampersand Telecom Trust, Gregory J. Parker, may exercise his duties under The Ampersand Telecom Trust only pursuant to the written directions of the beneficiary, Mrs. McCaw. The Ampersand Telecom Trust is engaged in the business of holding investments of Wendy P. McCaw.

        Ampersand Telecom, LLC is a limited liability company created under the laws of Delaware and its principal business address is 1301 Santa Barbara Street, Santa Barbara, California 93101. Ampersand Telecom, LLC was formed on February 19, 1999. The Ampersand Telecom Trust is the Managing Member of Ampersand Telecom, LLC and has the sole right to vote on all matters affecting Ampersand Telecom, LLC. Ampersand Telecom, LLC is engaged in the business of holding investments of Wendy P. McCaw.

        Gregory J. Parker, a United States citizen, is filing this statement in his capacity as the trustee of The Ampersand Telecom Trust. Mr. Parker disclaims beneficial ownership of all securities held by The Ampersand Telecom Trust or Ampersand Telecom, LLC. Mr. Parker is employed as the President of Ampersand Holdings, Inc., which is engaged in the business of holding investments of Wendy
P. McCaw, and his business address is 1301 Santa Barbara Street, Santa Barbara, California 93101.

        Mrs. McCaw, The Ampersand Telecom Trust, Ampersand Telecom, LLC and Mr. Parker are sometimes herein referred to as the "Reporting Persons."

        (d) and (e). During the last five years, the Reporting Persons have not
(i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining


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SCHEDULE 13D
CUSIP No. 65332V 10 3

future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended and supplemented as set forth below:

        The Ampersand Telecom Trust obtained beneficial ownership of the securities reported in Item 5 pursuant to a transfer from Wendy P. McCaw to The Ampersand Telecom Trust on February 19, 1999.

        Ampersand Telecom, LLC obtained beneficial ownership of the securities reported in Item 5 pursuant to a transfer from The Ampersand Telecom Trust to Ampersand Telecom, LLC on February 19, 1999.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended and supplemented as set forth below:

        The Ampersand Telecom Trust acquired beneficial ownership of the securities reported in Item 5 pursuant to a transfer from Wendy P. McCaw. Mrs. McCaw is the sole beneficiary of The Ampersand Telecom Trust. The Ampersand Telecom Trust is revocable at the will of Mrs. McCaw. The trustee of The Ampersand Telecom Trust, Gregory J. Parker, may exercise his duties under The Ampersand Telecom Trust only pursuant to the written directions of the beneficiary, Mrs. McCaw.

        Concurrently with the transfer described in the preceding paragraph, The Ampersand Telecom Trust transferred the securities described in Item 5 to Ampersand Telecom, LLC as a capital contribution. These transfers from Mrs. McCaw to The Ampersand Telecom Trust and from The Ampersand Telecom Trust to Ampersand Telecom, LLC were for the purpose of facilitating the administration of the business affairs of Mrs. McCaw. The Ampersand Telecom Trust is the Managing Member of Ampersand Telecom, LLC and has the sole right to vote on all matters affecting Ampersand Telecom, LLC.

        The Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the issuer in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the issuer and the Reporting Persons, other opportunities available to the Reporting Persons and other considerations.

        From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of the issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

structure of the issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the issuer's capitalization or dividend policy.

        Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

        Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and supplemented as set forth below:

        (a) and (b). (i) Mrs. McCaw beneficially owns and has sole voting power with respect to 9,892,659 shares of Nextel Common Stock. In addition, Mrs. McCaw beneficially owns 4,917,278 shares of Nextel Common Stock issuable upon the complete exercise by Ampersand Telecom, LLC of options to purchase Nextel Common Stock exercisable within 60 days hereof. With respect to such 4,917,278 shares of Nextel Common Stock, Mrs. McCaw may be deemed to share voting power and investment power with The Ampersand Telecom Trust, Ampersand Telecom, LLC and Gregory J. Parker.

        Further, under Section 9 of the Nextel Securities Distribution Agreement, Ampersand Telecom, LLC has the right to acquire options beneficially owned by Craig O. McCaw, Eagle River and the other members of Digital Radio with respect to 7,619,677 shares of Nextel Common Stock if such persons determine not to exercise all or any portion of such options. Accordingly, under Rule 13d-3(d)(1)(i), Mrs. McCaw may be deemed to have voting and investment power with respect to an additional 7,619,677 shares of Nextel Common Stock issuable upon exercise of such options which are exercisable within 60 days from the date hereof. Mrs. McCaw disclaims beneficial ownership of such 7,619,677 shares of Nextel Common Stock.

        The shares of Nextel Common Stock beneficially owned by Mrs. McCaw represent 5.4% of the Nextel Common Stock, or 8.0% of the Nextel Common Stock including the 7,619,677 shares disclaimed above, each as determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

        (ii) The Ampersand Telecom Trust beneficially owns 4,917,278 shares of Nextel Common Stock issuable upon the complete exercise by Ampersand Telecom, LLC of options to purchase Nextel Common Stock exercisable within 60 days hereof. With respect to such 4,917,278 shares of Nextel Common Stock, The Ampersand Telecom Trust may be deemed to


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

share voting power and investment power with Mrs. McCaw, Ampersand Telecom, LLC and Gregory J. Parker. The Ampersand Telecom Trust may also be deemed to have beneficial ownership with respect to 9,892,659 shares of Nextel Common Stock owned by Mrs. McCaw, but disclaims such beneficial ownership.

        Further, under Section 9 of the Nextel Securities Distribution Agreement Ampersand Telecom, LLC has the right to acquire options beneficially owned by Craig O. McCaw, Eagle River and the other members of Digital Radio with respect to 7,619,677 shares of Nextel Common Stock if such persons determine not to exercise all or any portion of such options. Accordingly, under Rule 13d-3(d)(1)(i), The Ampersand Telecom Trust may be deemed to have voting and investment power with respect to an additional 7,619,677 shares of Nextel Common Stock issuable upon exercise of such options which are exercisable within 60 days from the date hereof. The Ampersand Telecom Trust disclaims beneficial ownership of such 7,619,677 shares of Nextel Common Stock.

        The shares of Nextel Common Stock beneficially owned by The Ampersand Telecom Trust represent 1.8% of the Nextel Common Stock, or 8.0% of the Nextel Common Stock including the 9,892,659 and 7,619,677 shares disclaimed above, each as determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

        (iii) Ampersand Telecom, LLC beneficially owns 4,917,278 shares of Nextel Common Stock issuable upon the complete exercise by Ampersand Telecom, LLC of options to purchase Nextel Common Stock exercisable within 60 days hereof. With respect to such 4,917,278 shares of Nextel Common Stock, Ampersand Telecom, LLC may be deemed to share voting power and investment power with Mrs. McCaw, The Ampersand Telecom Trust and Gregory J. Parker. Ampersand Telecom, LLC may also be deemed to have beneficial ownership with respect to 9,907,659 shares of Nextel Common Stock owned by Mrs. McCaw, but disclaims such beneficial ownership.

        Further, under Section 9 of the Nextel Securities Distribution Agreement Ampersand Telecom, LLC has the right to acquire options beneficially owned by Craig O. McCaw, Eagle River and the other members of Digital Radio with respect to 7,619,677 shares of Nextel Common Stock if such persons determine not to exercise all or any portion of such options. Accordingly, under Rule 13d-3(d)(1)(i), Ampersand Telecom, LLC may be deemed to have voting and investment power with respect to an additional 7,619,677 shares of Nextel Common Stock issuable upon exercise of such options which are exercisable within 60 days from the date hereof. Ampersand Telecom, LLC disclaims beneficial ownership of such 7,619,677 shares of Nextel Common Stock.

        The shares of Nextel Common Stock beneficially owned by Ampersand Telecom, LLC represent 1.8% of the Nextel Common Stock, or 8.0% of the Nextel Common Stock including the 9,892,659 and 7,619,677 shares disclaimed above, each as determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

        (iv) Gregory J. Parker may be deemed to have beneficial ownership with respect to 4,917,278 shares of Nextel Common Stock issuable upon the complete exercise by Ampersand Telecom, LLC of options to purchase Nextel Common Stock exercisable within 60 days hereof. With respect to such 4,917,278 shares of Nextel Common Stock, Mr. Parker may be deemed to share voting power and investment power with Mrs. McCaw, Ampersand Telecom, LLC and The Ampersand Telecom Trust. Mr. Parker may also be deemed to have beneficial ownership with respect to 9,892,659 shares of Nextel Common Stock owned by Mrs. McCaw. Mr. Parker disclaims beneficial ownership of the 4,917,278 and 9,892,659 shares described in this paragraph.

        Further, under Section 9 of the Nextel Securities Distribution Agreement Ampersand Telecom, LLC has the right to acquire options beneficially owned by Craig O. McCaw, Eagle River and the other members of Digital Radio with respect to 7,619,677 shares of Nextel Common Stock if such persons determine not to exercise all or any portion of such options. Accordingly, under Rule 13d-3(d)(1)(i), Mr. Parker may be deemed to have voting and investment power with respect to an additional 7,619,677 shares of Nextel Common Stock issuable upon exercise of such options which are exercisable within 60 days from the date hereof. Mr. Parker disclaims beneficial ownership of such 7,619,677 shares of Nextel Common Stock.

        The shares of Nextel Common Stock beneficially owned by Mr. Parker represent 0.0% of the Nextel Common Stock, or 8.0% of the Nextel Common Stock including all of the shares disclaimed above, each as determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

        All percentages contained in this Schedule 13D have been calculated based upon 268,050,209 shares of Nextel Common Stock outstanding as set forth in the issuer's most recent quarterly report on Form 10-Q.

        (c) During the past sixty days, (i) Wendy P. McCaw indirectly transferred to The Ampersand Telecom Trust options to purchase 4,917,278 shares of Nextel Common Stock and (ii) The Ampersand Telecom Trust indirectly transferred such options to Ampersand Telecom, LLC, as described in Item 4. There have been no other transactions in shares of Nextel Common Stock by the Reporting Persons during the past sixty days.

        (d) To the knowledge of the Reporting Persons, no person other than each respective owner referred to herein of shares of Nextel Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Nextel Common Stock.


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended and supplemented as set forth below:

Exhibit 3 Joint Filing Agreement among the Reporting Persons, dated effective as of March 15, 1999


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
SCHEDULE 13D
CUSIP No. 65332V 10 3

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 1999

                                        /s/ WENDY P. MCCAW
                                        ----------------------------------------
                                        Wendy P. McCaw


                                        THE AMPERSAND TELECOM TRUST

                                        By: /s/ GREGORY J. PARKER
                                            ------------------------------------
                                            Gregory J. Parker
                                            Trustee


                                        AMPERSAND TELECOM, LLC

                                        By: /s/ GREGORY J. PARKER
                                            ------------------------------------
                                            Gregory J. Parker
                                            President


                                        /s/ GREGORY J. PARKER
                                        ----------------------------------------
                                        Gregory J. Parker


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